Exhibit 3

Changes to Exhibit 1 - Form BD Schedule A:

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #
~~ITSKOVICH, ALEX PETER~~ SULLIVAN, JOHN GERALD	I	FINOP	~~12/2019~~ 11/2020	NA	N	N	~~2901437~~ 4330347
~~MESSINGER, CRAIG CHARLES~~ CAVOLI, STEPHEN JOHN	I	CEO	~~07/2017~~ 03/2021	NA	Y	N	~~731877~~ 4468202